                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                     For the Fiscal Year Ended June 30, 1996
                                               -------------

                         Commission File Number 0-12591
                                                -------

        Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan
        ----------------------------------------------------------------

                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               5555 Glendon Court
                               Dublin, Ohio 43016


             (Name of Issuer of the Securities Held by the Plan and
                     Address of Principal Executive Offices)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                  PAGE

SIGNATURES                                                                                                         2

INDEPENDENT AUDITORS' REPORT                                                                                      3-4

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of June 30, 1996 and 1995                                    5-6
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended June 30, 1996                                                                                            7
  Notes to Financial Statements                                                                                  8-10

SUPPLEMENTAL SCHEDULES AS OF JUNE 30, 1996 AND FOR THE YEAR ENDED JUNE 30, 1996:
  Item 27a - Schedule of Assets Held for Investment Purposes                                                      11
  Item 27d - Schedule of Reportable Transactions                                                                  12

EXHIBIT INDEX                                                                                                     13

EXHIBITS:
  Exhibit 23 - Independent Auditors' Consent                                                                      14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   CARDINAL HEALTH, INC.
                                   PROFIT SHARING AND RETIREMENT
                                   SAVINGS PLAN

Date:  December 18, 1996           /s/  David Bearman
                                   --------------------------------------------
                                   David Bearman, Plan Committee Member

Date:  December 18, 1996           /s/  George H. Bennett Jr.
                                   ---------------------------------------------
                                   George H. Bennett, Jr., Plan Committee Member

Date:  December 18, 1996           /s/  Carole W. Tomko
                                   ---------------------------------------------
                                   Carole W. Tomko, Plan Committee Member

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


To the Plan Committee of
  Cardinal Health, Inc.
  Profit Sharing and Retirement
  Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1996 and 1995, and the changes in net assets available for benefits for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP

Columbus, Ohio
November 19, 1996

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1996
--------------------------------------------------------------------------------

                                                                                       Supplemental Information By Fund
                                                                 ------------------------------------------------------------
                                                                                                                      Asset
                                                                                       Short-Term      Asset         Manager
                                                            Equity        Equity       Investment     Manager        Growth
                                                            Fund A        Fund B         Fund          Fund           Fund


ASSETS:
  Contribution receivable, primarily from Plan sponsor   $   799,794   $ 1,453,607   $   623,691   $   221,434   $   439,172
  Investments (Notes 1 and 3):
    Mutual funds                                          11,959,000    23,980,895                   1,915,528     2,952,622
    Money market fund                                                                 11,956,400
    Stable value fund
    Equity securities
    Participant notes receivable
                                                         -----------   -----------   -----------   -----------   -----------
           Total investments                              11,959,000    23,980,895    11,956,400     1,915,528     2,952,622
                                                         -----------   -----------   -----------   -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                        $12,758,794   $25,434,502   $12,580,091   $ 2,136,962   $ 3,391,794
                                                         ===========   ===========   ===========   ===========   ===========


                                                                             Supplemental Information By Fund
                                                         ----------------------------------------------------------
                                                             Asset        Managed
                                                            Manager       Income                    Participant
                                                            Income       Portfolio      Company       Notes        Combined
                                                             Fund          Fund          Stock      Receivable      Funds


ASSETS:
  Contribution receivable, primarily from Plan sponsor   $   133,548   $   207,316   $   796,308                 $ 4,674,870
  Investments (Notes 1 and 3):
    Mutual funds                                           2,253,289                                              43,061,334
    Money market fund                                                                                             11,956,400
    Stable value fund                                                    1,657,636                                 1,657,636
    Equity securities                                                                  9,334,423                   9,334,423
    Participant notes receivable                                                                   $ 1,698,748     1,698,748
                                                         -----------   -----------   -----------   -----------   -----------
           Total investments                               2,253,289     1,657,636     9,334,423     1,698,748    67,708,541
                                                         -----------   -----------   -----------   -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                        $ 2,386,837   $ 1,864,952   $10,130,731   $ 1,695,748   $72,383,411
                                                         ===========   ===========   ===========   ===========   ===========


See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1995
--------------------------------------------------------------------------------

                                                                         Supplemental Information By Fund
                                                       ---------------------------------------------------------------------


                                                                                                                     Asset
                                                                                      Short-Term      Asset         Manager
                                                            Equity       Equity       Investment     Manager        Growth
                                                            Fund A       Fund B         Fund          Fund           Fund


ASSETS:
  Contribution receivable, primarily from Plan sponsor   $   587,517   $   994,279   $   562,731   $   142,585   $   264,912
  Investments (Notes 1 and 3):
    Mutual funds                                           8,905,713    19,235,788                   1,154,109     1,437,292
    Money market fund                                                                 12,703,009
    Stable value fund
    Equity securities
    Participant notes receivable
                                                         -----------   -----------   -----------   -----------   -----------
           Total investments                               8,905,713    19,235,788    12,703,009     1,154,109     1,437,292
                                                         -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 9,493,230   $20,230,067   $13,265,740   $ 1,296,694   $ 1,702,204
                                                         ===========   ===========   ===========   ===========   ===========


See notes to financial statements.


                                                                            Supplemental Information By Fund
                                                          ------------------------------------------------------------------
                                                             Asset        Managed
                                                            Manager       Income                   Participant
                                                            Income       Portfolio     Company        Notes         Combined
                                                             Fund          Fund         Stock       Recievable       Funds


ASSETS:
  Contribution receivable, primarily from Plan sponsor   $    74,988   $   113,840   $   521,342                 $ 3,262,194
  Investments (Notes 1 and 3):
    Mutual funds                                           2,288,311                                              33,021,213
    Money market fund                                                                                             12,703,009
    Stable value fund                                                      974,319                                   974,319
    Equity securities                                                                  5,022,333                   5,022,333
    Participant notes receivable                                                                   $ 1,175,221     1,175,221
                                                         -----------   -----------   -----------   -----------   -----------
           Total investments                               2,288,311       974,319     5,022,333     1,175,221    52,896,095
                                                         -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 2,363,299   $ 1,088,159   $ 5,543,675   $ 1,175,221   $56,158,289
                                                         ===========   ===========   ===========   ===========   ===========


See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 1996
------------------------------------------------------------------------------------------------------------------------------

                                                                                SUPPLEMENTAL INFORMATION BY FUND
                                                                  ------------------------------------------------------------

                                                                                                    SHORT-TERM         ASSET
                                                                       EQUITY         EQUITY        INVESTMENT        MANAGER
                                                                       FUND A         FUND B           FUND            FUND


INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified
    plans (Note 2)                                               $    127,555    $    929,511    $    133,728    $    131,663
  Contributions from Plan sponsor                                   1,120,625       2,043,241         876,211         316,813
  Contributions from Plan participants                                960,981       1,854,793         625,645         285,225
  Loan repayments                                                      76,288         205,997         125,094          18,120
  Investment income:
    Dividends                                                         611,377       4,994,636         661,607          54,851
    Interest
    Interest on participant loans                                      14,868          45,966          24,062           3,725
  Net appreciation (depreciation) in fair value of investments        931,955      (2,609,608)                        138,341
                                                                    ---------      ----------      ----------       ---------
           Total increases                                          3,843,649       7,464,536       2,446,347         948,738
                                                                    ---------      ----------      ----------       ---------
DECREASES IN NET ASSETS:
  Retirement benefits                                                (958,060)     (2,122,288)     (1,437,493)       (187,189)
  Loan withdrawals                                                   (208,853)       (469,402)       (348,612)        (21,242)
  Miscellaneous - other                                                (1,317)         (1,765)         (5,177)           (202)
  Interfund transfers                                                 590,145         333,354      (1,340,714)        100,163
                                                                    ---------      ----------      ----------       ---------

           Total (decreases) increases                               (578,085)     (2,260,101)     (3,131,996)       (108,470)
                                                                    ---------      ----------      ----------       ---------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                      3,265,564       5,204,435        (685,649)        840,268
                                                                    ---------      ----------      ----------       ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                       9,493,230      20,230,067      13,265,740       1,296,694
                                                                    ---------      ----------      ----------       ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                          $ 12,758,794    $ 25,434,502    $ 12,580,091    $  2,136,962
                                                                 ============    ============    ============    ============

                                                                 -------------------------------------------------------------


                                                                 -------------------------------------------------------------
                                                                        ASSET           ASSET           MANAGED
                                                                       MANAGER         MANAGER           INCOME
                                                                       GROWTH          INCOME          PORTFOLIO       COMPANY
                                                                        FUND            FUND             FUND          STOCK


INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified
    plans (Note 2)                                                $    251,189    $     64,723    $     17,923    $    267,897
  Contributions from Plan sponsor                                      611,044         191,503         271,181       1,082,412
  Contributions from Plan participants                                 542,240         162,596         223,547         812,535
  Loan repayments                                                       47,430          23,385          11,268          39,506
  Investment income:
    Dividends                                                           36,349         118,759          72,847          14,265
    Interest                                                                                                             3,700
    Interest on participant loans                                        7,038           3,205           2,102          10,998
  Net appreciation (depreciation) in fair value of investments         319,744          88,885                       2,973,749
                                                                     ---------       ---------       ---------       ---------
           Total increases                                           1,815,034         653,056         598,868       5,205,062
                                                                     ---------       ---------       ---------       ---------
DECREASES IN NET ASSETS:
  Retirement benefits                                                 (118,622)       (327,870)       (345,726)       (591,815
  Loan withdrawals                                                     (52,166)        (56,303)        (16,257)         (1,165
  Miscellaneous - other                                                   (253)           (639)         (1,339)             60
  Interfund transfers                                                   45,597        (244,706)        541,247         (25,086
                                                                     ---------       ---------       ---------       ---------

           Total (decreases) increases                                (125,444)       (629,518)        177,925        (618,006
                                                                     ---------       ---------       ---------       ---------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                       1,689,590          23,538         776,793       4,587,056
                                                                     ---------       ---------       ---------       ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                        1,702,204       2,363,299       1,088,159       5,543,675
                                                                     ---------       ---------       ---------       ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                           $  3,391,794    $  2,386,837    $  1,864,952    $ 10,130,731
                                                                  ============    ============    ============    ============




                                                               -----------------------------


                                                               -----------------------------

                                                                    PARTICIPANT
                                                                       NOTES         COMBINE
                                                                    RECEIVABLES       FUNDS


INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified
    plans (Note 2)                                                              $  1,924,189
  Contributions from Plan sponsor                                                  6,513,030
  Contributions from Plan participants                                             5,467,562
  Loan repayments                                               $   (547,088)
  Investment income:
    Dividends                                                                      6,564,691
    Interest                                                                           3,700
    Interest on participant loans                                                    111,964
  Net appreciation (depreciation) in fair value of investments                     1,843,066
                                                                   ---------      ----------
           Total increases                                          (547,088)     22,428,202
                                                                   ---------      ----------
DECREASES IN NET ASSETS:
  Retirement benefits                                               (108,150)     (6,197,213
  Loan withdrawals                                                 1,174,000
  Miscellaneous - other                                                4,765          (5,867
  Interfund transfers
                                                                   ---------      ----------

           Total (decreases) increases                             1,070,615      (6,203,080
                                                                   ---------      ----------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                       523,527      16,225,122
                                                                   ---------      ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                      1,175,221      56,158,289
                                                                   ---------      ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                         $  1,698,748    $ 72,383,411
                                                                ============    ============













See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------


1.    ACCOUNTING POLICIES

      The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The statements of net assets available for benefits include investments in mutual funds, money market funds, stable value funds and equity securities valued at quoted market prices on the last business day of the plan year.

2.    DESCRIPTION OF PLAN

      Substantially all employees of Cardinal Health, Inc. and its subsidiaries (collectively referred to as the employer, Plan sponsor or Company) not covered by a collective bargaining agreement and who have completed 1,000 or more hours of credited service are eligible to participate in the Plan. The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of new employees from other previously unrelated qualified plans.

      Effective October 1, 1993, the Plan allows employees to authorize payroll deductions up to the lesser of 15% of their credited compensation or the maximum allowed under the IRS guidelines. In addition, Company Matching Contributions are 75% of the Participant Elected Contributions up to 3% of credited compensation. The Company also makes profit sharing contributions ("Profit Sharing Contributions") to the Plan on behalf of each eligible employee who completes at least 1,000 hours of service and was an eligible employee on the last day of the plan year. The Company's Profit Sharing Contributions each plan year consist of: (a) automatic contributions equal to 3% of total credited compensation for all eligible participants; and
      (b) additional contributions, if any, determined at the sole discretion of the Company, which are allocated to participants based first upon their credited compensation in excess of the Social Security taxable wage base (up to 6.06% of such excess) and next, pro rata, based upon total credited compensation. The investment of such contributions is generally directed by the employee into one or more of the following investment options: a money market fund, a stable value fund, one of five mutual funds or the Company's common stock fund established under the Plan.

      All participants in the Plan who were employed by the Company on its commencement date are fully vested in all plan benefits which accrue to their account. Subsequently hired participants have a nonforfeitable right to accrued benefits pertaining to Participant Elected Contributions and transfer contributions at all times, and a nonforfeitable right to accrued benefits from Company Matching Contributions and Profit Sharing Contributions in the event of retirement or other termination of employment: (a) on or after the participant's 65th birthday; (b) on account of permanent disability; (c) by reason of death; or (d) after completion of 5 years of service. A newly hired participant whose employment terminates under other circumstances will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing Contributions determined under a 5-year schedule, based on years of service. All other unvested accrued benefits will be forfeited and used to reduce Company contributions. All administrative expenses are paid by the Plan sponsor, excluding loan fees which are paid by the borrowing participant.

      Effective January 1, 1995, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Interest rates ranged from 6 percent to 13 percent at June 30, 1995 and 9.25 percent to 10 percent at June 30, 1996. Principal and interest is paid ratably through regular payroll deductions.

      As of June 30, 1996 and 1995, benefits payable to terminated employees were $177,702 and $54,774, respectively. These amounts are included on line 31g of the Plan's Form 5500.

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.

      In September 1994, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

      For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3.    PLAN INVESTMENTS

      Investments of more than five percent of net assets at June 30, 1996 and 1995 consisted of:


                                                           1996                              1995
                                        -----------------------------------   ---------------------------------
                                             MARKET                                MARKET
                                              VALUE             COST               VALUE            COST

Equity Securities - Cardinal
  Health, Inc. Common Shares                 $  9,334,423     $  5,334,622         $ 5,022,333     $ 3,564,853
Money Market Funds - Fidelity
  Retirement Government Money
  Market Portfolio                             11,956,400       11,956,400          12,703,009      12,703,009
Mutual Funds:
  Fidelity Puritan Fund                        11,959,000       10,638,033           8,905,713       8,366,002
  Fidelity Magellan Fund                       23,980,895       23,149,184          19,235,788      15,230,954




                                     ******

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF JUNE 30, 1996
-------------------------------------------------------------------------------------------------------

      UNITS/                                                                     MARKET
      SHARES                             DESCRIPTION                             VALUE           COST

                     Mutual Funds:
            676,414    Fidelity Puritan Fund                                  $11,959,000   $10,638,033
            320,600    Fidelity Magellan Fund                                  23,980,895    23,149,184
            117,734    Fidelity Asset Manager Fund                              1,915,528     1,779,943
            182,261    Fidelity Asset Manager Growth Fund                       2,952,622     2,643,703
            194,753    Fidelity Asset Manager Income Fund                       2,253,289     2,134,389
                                                                             ------------   -----------

                               Total Mutual Funds                              43,061,334    40,345,252

                      Money Market Fund - Fidelity Retirement
         11,956,400   Government Money Market Portfolio                        11,956,400    11,956,400
            129,420   Equity Securities - Cardinal Health, Inc.                 9,334,423     5,334,622
          1,657,636   Stable Value Fund - Fidelity Managed Income
                       Portfolio Fund                                           1,657,636     1,657,636
                      Participant Notes Receivable - interest rate
                       9.25% - 10%, maturing 1996 through 2010                  1,698,748     1,698,748
                                                                             ------------   -----------


                   TOTAL                                                     $ 67,708,541   $60,992,658
                                                                             ============   ===========

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1996
-------------------------------------------------------------------------------------------------------------------------


                                                                                          COST OF ASSET         NET
                                                        PURCHASES (1)     PROCEEDS (1)    AT DATE OF SALE      GAIN

SERIES OF REPORTABLE TRANSACTIONS:
  Mutual Funds:
    Fidelity Puritan Fund                                 $  3,935,350      $ 1,814,019     $ 1,663,319      $ 150,700
    Fidelity Magellan Fund                                  12,233,416        4,878,701       4,315,186        563,515
  Fidelity Retirement Government Money Market
    Portfolio                                                3,603,431        4,350,040       4,350,040
  Common Stock - Cardinal Health, Inc.                       2,732,911        1,394,569         963,142        431,427


(1) Purchase price and selling price are equal to current value at date of transaction.


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

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


EXHIBIT INDEX
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                                                                       Page

Exhibit 23 - Independent Auditors' Consent                              14


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